Sulzer AG (SUN SW) — Sold

as of December 6, 2006

Company Profile

- Headquartered in Winterthur, Switzerland.
- One of the largest industrial groups in Switzerland.
- Operations include Pumps (51%), Metco (23%), Chemtech (16%), and Turbo Services (10%).
- Founded in 1834.
- Among the top three worldwide in chemical separation, coating/sealing, pumps for oil/gas, and turbo machinery.
- Sulzer has undergone significant portfolio restructuring since 2000.

2005 Revenues = $2.1 Billion



Turbo Services, 10%
Pumps, 51%
Metco, 23%
Chemtech, 16%

Per Share Valuation

Share Price 1,315 CHF

	2005	2006e	2006e Multiple
Revenues	695.9	787.9	1.67x
Earnings	36.5	51.2	25.7x
EBITDA	77.1	99.4	11.3x
Book Value	414.6	429.8	3.1x

FY ends December 31
Shares Outstanding = 3.59 million
All figures in CHF($1 = CHF1.21)

Investment Thesis

Strong Demand — High exposure to long-cycle capital expenditures in oil & gas, refining/petrochemicals, power generation, and aerospace. Demand strength could persist through end of decade.

Margin Expansion / Sustainability — Despite improvement, Sulzer Pumps' margins are still at low end of industry. Past restructuring efforts should result in higher margins throughout the cycle.

Latent Value on Balance Sheet — Net cash, over-funded pension, and surplus real estate (which is being divested).

Risks

Valuation — The current valuation implies a further improvement in fundamentals despite revenues and margins being at unprecedented levels.

Industrial / Commodity Downturn — Sulzer is dependent on the capital spending of its customers, and current levels of spending are not sustainable in the long term..

Acquisitions — Management wants to do acquisitions; overpayment and integration risks are potential concerns.

Conclusion: Due to its higher valuation, Dodge & Cox decided to sell Sulzer.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco

ANADOLU EFES (AEFES TI)— BOUGHT

as of November 14, 2006

Company Profile

- Headquartered in Turkey
- Largest beer bottler (80% share) and soft drinks bottler (66% share) in Turkey
- Carbonated soft drink (CSD) operations bottle and distribute products of The Coca-Cola Company.
- CSD sales in 2005: Turkey (82% of volume), International (18%)
- Beer sales in 2005: Turkey (37% of volume), Russia (43%), Others (20%)
- Owns 100% of Domestic Beer operations, 70% of International Beer operations and 51% of Domestic Coke operations.

2006E Revenues = $1.9 Billion



Beer (Turkey) 34%
Beer (Int'l) 36%
Coke (Turkey) 30%

Note: In 2005, AEFES began proportionally consolidating Coke (Turkey) and lowered its stake in Coke (Int'l); therefore, 2005 reported segments do not reflect the current state of the company.

Per Share Valuation

Price $29

	2005	2006E	2006E Multiple
Revenues	10.7	16.6	1.7x
Earnings	1.9	1.8	16.1x
Dividend	0.6	0.6	2.0%

FY End December 31
Shares Outstanding: 113 million
All Figures in USD (AEFES reports earnings in USD)
Share price is converted at an exchange rate of 1.46 TRY/USD

Investment Thesis

Leading Regional Beverage Company	AEFES has leading market positions in beer and CSDs throughout the Balkans and Central Asia.
Growing Markets	Average consumption of beer and CSD in AEFES' markets is low. Volume of beer sold in AEFES' markets have grown at a 12% compounded annual growth rate since 1997. Its Coca-Cola bottling system is the fastest growing system in The Coca-Cola Company's portfolio.
Moderate Valuation	Trades at a moderate valuation in absolute terms and compared to global peers

Risks

Volatile Region	AEFES' target markets have experienced hyperinflation, economic instability and political unrest in the past.
Government Interference	Alcoholic beverage marketing and distribution is restricted in most of AEFES' markets. The Turkish government has repeatedly increased excise taxes on beer.
Cyclicality	Demand is cyclical and can fluctuate dramatically in response to changes in the economic environment.
Acquisitions	AEFES intends to participate in beverage industry consolidation in the region.

Conclusion: We believe Anadolu Efes is an attractive investment at the current valuation.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco

Case New Holland (CNH) — Sold

as of October 12, 2006

Company Profile

- Headquartered in the Netherlands
- 2nd largest agricultural equipment producer in the world.
- 7th largest construction equipment producer in the world.
- Operations include agricultural equipment (66%), and construction equipment (34%).
- Formed in 1999 through the merger of New Holland (NL) and Case Corp (US).
- Fiat owns 92% of the shares.

2005 Revenues = $11.8 Billion



Ag. Equip., 66%
Con. Equip., 34%

Per Share Valuation

Share Price $ 26

	2005	2006E	2006E multiple
Revenues	$50.37	$51.48	0.51x
Earnings	0.95	1.38	18.8x
EBITDA	3.92	4.45	10.7x
Book Value	21.55	22.49	1.2x
Dividend	0.25	0.25	1.0%

FY ends December 31
Shares Outstanding = 235.5 million
All figures in USD

Investment Thesis

Strong Global Franchise	#1 or #2 behind John Deere in most agricultural products. #2 in loader backhoes and skid steers.
Internal / External Improvements	There is additional room for further cost optimization internally. Externally, end-market demand could improve, especially in agricultural equipment.
Fiat Ownership	Recently, Fiat has strengthened its focus on CNH and has communicated its intent to improve CNH to best in class.

Risks

Valuation	At the current valuation, the expected return is not compelling.
Execution	Little indication that management can execute on cost savings plan.
Dependence on Fiat	Fiat's control may result in a suboptimal outcome for minority shareholders.

Conclusion: Due to its higher valuation, Dodge & Cox decided to sell CNH.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco

HCA (HCA) — Sold (Acquired by private equity group)

as of November 16, 2006

Company Profile

- Headquartered in Nashville, TN.
- Largest hospital operator in the U.S.
- Operations include inpatient (64%) and outpatient (36%) services.
- Founded in its current form in 1990.
- HCA operates 172 hospitals and 95 surgery centers in 21 states.
- HCA is generally focused on urban areas with a strong presence in the southeastern United States.

2005 Revenues = $24.5 Billion



Inpatient, 64%
Outpatient, 36%

Per Share Valuation

	HCA	S&P 500
Price	51	1400
2005 EPS	3.31	79
2006 est. EPS	3.14	88
2005 Price/Sales	0.9	1
2005 Price/Earnings	15x	17x
2005 Price/Book	4.7x	2.9x

FY ends December 31
Shares Outstanding = 411.2 million
All figures in USD

Investment Thesis

Strong Market Position	HCA generally has 25-40% local market share and is usually #1 or #2 in terms of local share.
Growth Markets	Positioned in higher-population growth markets, HCA should have a growth advantage over peers.
Free Cash Flow	HCA generates significant amounts of cash and has a history of returning this cash to shareholders.

Risks

Pricing	Managed care providers have focused on expanding access to hospitals, however, as this trend cools, these providers may try to push for lower price increases from the hospitals.
Bad Debt / Uninsured	The cost of uncompensated care has risen dramatically for hospitals and could continue to do so.
Reimbursement	Roughly 50% of HCA's revenue come from the government in the form of Medicaid or Medicare leaving the company significantly levered to reimbursement cuts
Cost Pressure	Labor expenses, driven by nurse shortages, and medical device cost inflation remain industry problems.

Conclusion: Shares were sold to the private equity consortium at $51 per share (11/17/06) as part of the acquisition of HCA.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco

NORTEL NETWORKS (NT)— BOUGHT

as of November 22, 2006

Company Profile

- Headquartered in Canada
- Nortel is the #2 provider of CDMA wireless networks, #1 provider of voice-over-IP switches, and #1 provider of metro Ethernet networks and optical gear worldwide
- Revenues in 2005: Mobility & Converged Core Networks (59%), Enterprise Solutions & Packet Networks (38%), and other (3%)
- 80% of all top executives joined NT within the past year

2005 Revenues = $10.5 billion


U.S.
50%
EMEA
26%
Asia-Pacific
13%
CALA
6%
Canada
5%

EMEA: Europe, Middle East, and Africa
CALA: Central America and Latin America

Per Share Valuation

	NT	S&P 500
Share Price	$2.06	
2005 EPS	0.01	80
2006 est. EPS	-0.01	88
2005 Price/Sales	0.8x	1.4x
2005 Price/Earnings	nmf	17x

Nmf: not meaningful
FY End December 31
Shares Outstanding: 4.3 billion
All figures in USD

Investment Thesis

Low valuation	Trades at (2007E) 0.8 times Price/Sales and 20 times Price/Earnings.
Earnings improvement	Profit margins could expand materially from execution of the current cost savings plan.
New management team	Led by new CEO, Mike Zafirovski, who has a successful turnaround track record (GE Lighting and Motorola Handsets).
Balance sheet/cash flow improvement	Recent re-financing and capital raising coupled with improving cash flow from operations, has put NT on track to generate free cash flow and strengthen its balance sheet.
Takeout candidate	Given current industry consolidation, NT may be broken-up or acquired.

Risks

Unclear business focus	Overall strategic direction still unclear, though recent divestitures and partnerships point to greater focus and streamlining of businesses.
Technology catch-up	Playing "catch-up" against strong competitors, currently mostly via internal research and development.
Revenue mix	Has lost some share in key markets it once dominated; high proportion of sales from "legacy businesses".
M&A Risks	Industry consolidation may force NT to make acquisitions, though most large deals have already occurred.

Conclusion: We believe Nortel Networks is an attractive investment at the current valuation.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco

Investment Thesis

Wireless scale, good asset mix

Technology leadership/spectrum ownership

Prospect for operational improvement

Prospect for financial improvement

Cash flow generation

Wholesale positioning

Risks

Merger integration Merger has led to current problems related to quality of service, organizational structure and management changes.

Slowing industry growth Pricing declines and slowing subscriber growth will lead to lower growth rates in the wireless industry.

Spectrum swap A spectrum exchange required by regulators could disrupt Nextel service.

Competition from other phone companies Lack of local wireline network could be a disadvantage if wireless and wireline become more integrated in the future.

Conclusion: An investment was made in Sprint Nextel based on the factors above.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox’s current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Sprint Nextel (S) — BOUGHT as of October 30, 2006

Company Profile

Third-largest wireless services provider in the U.S., with over 50 million subscribers.

Third-largest provider of long-distance wireline voice and data services. Sprint and Nextel merged in August

2005.

S recently spun off its local wireline business, called Embarq.

Estimated 2006 Revenues = $42.2 Billion Long Distance

15%

Per Share Valuation

S S&P 500

19 1378

Price

2005 EPS

2006 est. EPS

2006 est. Price/Sales

2006 est. Price/Earnings

1.76

1.47

1.3x

12.9x

Wireless

85%

78

92

1.4x

14.9x

2. 8x

2006 est. Price/Book 1.lx

FY ends Decenzber 31

Shares Outstanding = 2.987 billion

All figures in USD

S has 25% market share in wireless services. The company no longer owns a local wireline network, so it benefits from the trend of wireless-only households.

Vast spectrum ownership enables S to be the first company in the U.S. to offer WiMAX, a new data platform.

S is focused on improving its customer service, call quality, marketing, and handset slate to retain its customers.

Higher customer retention, lower network expenses and merger synergy could reduce expenses by $2 billion/year.

S is highly free cash flow generative and should be able to continue to build a substantial cash balance over 5 years.

S has aggressively pursued wholesale relationships and could benefit from the growth of wireless resellers.

Dodge & Cox / Investment Managers / San Francisco